Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share (Unaudited)

For the Three Months Ended March 31, 2011 and 2010

(Amounts in thousands, except per share data)

	Three Months Ended March 31,
	2011	2010
Basic – assumes no dilution:

Net income	$25,941	$22,603

Weighted average number of common shares outstanding during the period	39,749	39,206

Net income per share – basic	$0.65	$0.58

Diluted – assumes full dilution:

Net income	$25,941	$22,603

Weighted average number of common shares outstanding during the period	39,749	39,206
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	304	194
Common stock units related to deferred compensation for Directors	92	211
Common stock units related to deferred compensation for Employees	195	192
Restricted common stock units related to incentive compensation	1,359	1,097

Total common and common equivalent shares adjusted to calculate diluted earnings per share	41,699	40,900

Net income per share – diluted	$0.62	$0.55